SolarMax Technology, Inc.

1080 12th Street

Riverside, California 92507

December 23, 2022

Division of Corporation Finance

Office of Real Estate & Construction

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Attn: Ronald (Ron) Alper

Re: SolarMax Technology, Inc.

Amendment No. 2 to Registration Statement on Form S-1

Filed October 28, 2022

File No. 333-266206

Ladies and Gentlemen:

This letter is in response to the letter dated November 23, 2022, from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) addressed to SolarMax Technology, Inc. (the “Company,” “we,” and “our”). For ease of reference, we have recited the Commission’s comments in this response and numbered them accordingly. Amendment No. 3 (the “Amendment”) is being filed to accompany this letter.

Amendment No. 2 to Registration Statement on Form S-1 filed October 28, 2022

Our business is subject to the effects of inflation and supply chain issues, page 27

1.

We note your response to prior comment 2, as well as disclosures indicating that you were not impacted by inflation or supply chain issues prior to mid-to-late 2021 but that you expect that these factors will continue to affect your ability to sell products, their price and your gross margin in both the United States and China. We also note that you have included disclosure that addresses how US operations have been affected by inflation during 2022. As requested in the comment, please revise the risk factor and MD&A to clearly discuss the extent to which your US operations have been affected by supply chain issues since mid-to-late 2021 to date.

Response: We have include disclosure in both the risk factor “Our business is subject to the effects of inflation and supply chain issues,” and “Management’s Discussion and Analysis of Financial Conditions and Results of Operations” under the subcaption “Inflation and Supply Chain Issues” how inflation has affected our business, both in terms of the cost of our product and our overhead costs, primarily personnel, as well as the positive effect that inflation as it relates to utility costs has had a positive effect on our business, and steps we are taking to try to reduce the effects of inflation on our business. We also discuss the supply chain issues, which we do not believe currently affect us, in view of the elimination of the massive port logjams and a reduction in related high shipping costs.

Management's Discussion and Analysis

Inflation and Supply Chain Issues, page 73

2.

We note your response to prior comment 5 but we are unable to locate the revised disclosure. As requested in the comment, please specify whether the principal factors contributing to the inflationary pressures and supply chain issues the company has experienced are known trends, events, and uncertainties that have materially impacted your results of operations or capital resources. Identify actions taken or planned, if any, to mitigate the impact of these factors. Finally, please discuss whether these factors materially affect your outlook or business goals.

Response: We expanded the disclosure of inflation and supply chain issues to discuss the impact of inflation and supply chain issues for our US operations and the fact that the factors that affect our business are not unique to our industry and relate to the cost of raw materials, labor costs and the price at which we can sell our products, and well as how these factors have affected our business and steps we are taking to address these issues.

If you have any questions, please do not hesitate to call our counsel, Asher S. Levitsky PC of Ellenoff Grossman & Schole LLP at (917) 930-0991.

Very truly yours

/s/ David Hsu
David Hsu, Chief Executive Officer

cc: Asher S. Levitsky PC